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02042409

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME McK Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3938 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/5/02

82-3938

AR/S
1-31-02

MCK Mining Corp.
Consolidated Financial Statements
For the years ended January 31, 2002 and 2001

BDO

MCK Mining Corp.
Consolidated Financial Statements
For the years ended January 31, 2002 and 2001

Contents

BDO

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of
MCK Mining Corp.

We have audited the consolidated balance sheets of MCK Mining Corp. as at January 31, 2002 and 2001 and the consolidated statements of loss and deficit and consolidated cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
April 23, 2002

MCK Mining Corp.
Consolidated Balance Sheets

January 31		2002		2001
Assets				
Current				
Cash and short term deposits (Note 1)	$	**132,708**	$	64,013
Accounts receivable		**5,019**		4,020
		137,727		68,033
Resource properties (Note 2)		**2,137,334**		1,897,014
	$	**2,275,061**	$	1,965,047
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	**37,911**	$	62,753
Due to director (Note 4)		**28,916**		28,916
		66,827		91,669
Shareholders' equity				
Share capital (Note 3)		**11,074,873**		10,474,873
Contributed surplus (Note 3)		**807,888**		807,888
Deficit		**(9,674,527)**		(9,409,383)
		2,208,234		1,873,378
	$	**2,275,061**	$	1,965,047

On behalf of the Board:

[signature] Director

Stephen Case

[signature] Director

R.A. Dujardin

MCK Mining Corp.
Consolidated Statements of Loss and Deficit

For the years ended January 31	**2002**	2001
Revenue		
Interest income	**$ 547**	$ 3,080
Foreign exchange gain (loss)	**-**	(1,038)
	547	2,042
Expenses		
Amortization	**-**	859
General and administrative	**265,691**	284,583
	265,691	285,442
Net loss for the year	**(265,144)**	(283,400)
Deficit, beginning of year	**(9,409,383)**	(9,125,983)
Deficit, end of year	**$ (9,674,527)**	$ (9,409,383)
Loss per share (Note 6)	**$ 0.01**	$ 0.01

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

MCK Mining Corp.
Consolidated Statements of Cash Flows

For the years ended January 31	2002	2001
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (265,144)	$ (283,400)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	-	859
Changes in non-cash working capital balances		
Accounts receivable	(999)	4,425
Accounts payable	(24,842)	14,753
	(290,985)	(263,363)
Investing activities		
Resource properties and related expenditures	(240,320)	(177,089)
Financing activities		
Issue of share capital, net of issue costs	600,000	370,000
Increase (decrease) in cash for the year	68,695	(70,452)
Cash and short term deposits, beginning of year	64,013	134,465
Cash and short term deposits, end of year (Note 1)	$ 132,708	$ 64,013

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

Nature of Business

MCK Mining Corp. is incorporated under the laws of Ontario. The Company's business consists of acquiring, exploring and developing mineral and natural resource properties. The Company has not as yet determined whether its property contains reserves that are economically recoverable. The recoverability of the amount shown for the mineral property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property.

Use of Estimates

Preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Balances and transactions of the Company denominated in foreign currencies are translated into Canadian dollars as follows:

(i) monetary assets and liabilities at period end rates;
(ii) all other assets and liabilities at historical rates; and
(iii) revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred.

Resource Properties

Costs relating to the acquisition, exploration and development of resource properties which are held by the Company are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for resource properties do not necessarily reflect present or future values.

These costs will be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

Financial Instruments

It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from its financial instruments. The fair value of short term financial instruments approximates the carrying value.

Flow-Through Shares

The Company finances a portion if its exploration activities through the issuance of flow through common shares. The exploration expenditures funded by flow-through shares are renounced by the Company in favour of the investors. Proceeds from flow-through common shares issued are allocated to stated capital.

Joint Venture Consolidation

The Company's interest in the Resource Properties is held through a joint venture which has been accounted for using the proportionate consolidation method.

Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period which they occur.

Per Share Amounts

Basic earnings per common share are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

Exercise of the outstanding stock options and warrants would be antidilutive.

Stock-Based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 3(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

1. Cash and Short Term Deposits

The Company's short term deposits are comprised of a banker's acceptance of $99,842 (2001 - $nil), with a 30 day maturity and interest at 1.9%.

2. Resource Properties

	2002	2001
Mineral Properties		
Canada		
Martison Lake Project, near Hearst, Ontario		
Acquisition costs	**$ 54,298**	$ 54,298
Deferred exploration expenditures	**2,083,036**	1,842,716
	$ 2,137,334	$ 1,897,014

During the 2000 fiscal year the Company acquired a 50% interest in the Martison Lake Project (the "Property") by incurring cumulative exploration and development expenditures of $1,334,000 on the Property. The Company's interest is subject to a 1% net sales returns ("NSR") royalty, a production royalty of $0.40 per tonne of phosphate concentrate and a 2% NSR royalty from non-phosphate-related products.

Pursuant to a joint venture agreement, Baltic Resources Inc. ("Baltic"), and the Company shall have a one-time right to acquire the 1% NSR royalty, upon the joint venture making a production decision, for $3,000,000. The holder of the 1% NSR royalty may elect, in his sole discretion, to have the Company or Baltic's pro rata payment made in cash or shares, provided that if regulatory approval to any share issue elected by the holder is not obtained within a reasonable time after the party has used its best efforts to obtain the same, the holder must accept the pro rata payment in cash.

3. Share Capital

(a) Authorized

The authorized share capital is as follows:

Unlimited number of common shares - one vote per share.
Unlimited number of non-voting special shares.

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

3. Share Capital (continued)

(b) Issued

	Number of Shares	Consideration
(i) Common shares		
Balance January 31, 2000	14,099,525	10,104,873
Issued pursuant to private placements	1,040,000	370,000
Balance January 31, 2001	15,139,525	$ 10,474,873
Issued pursuant to private placements	**1,416,667**	**375,000**
Flow through shares issued	**1,000,000**	**225,000**
Balance January 31, 2002	**17,556,192**	**$ 11,074,873**

(ii) Contributed surplus	
Balance, January 31, 2002, 2001 and 2000	**$ 807,888**

(c) Directors', Officers' and Employees' Stock Options

The Company has a stock option plan (the "Plan") for directors, officers and key employees. The number of common shares subject to options granted under the Plan will be limited to 1,800,000 common shares.

The Company has the following directors', officers' and employees' stock options outstanding:

Number Outstanding	Exercise Price	Expiry Date
320,000	$ 0.50	February 24, 2002
230,000	0.35	June 10, 2002
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
1,725,000		

The continuity of the granted and exercisable options for the fiscal year is as follows:

	2002	**Weighted Average Exercise Price**	2001	Weighted Average Exercise Price
Options granted, beginning of year	**1,725,000**	$ 0.57	1,725,000	$ 0.57
Options granted, end of year	**1,725,000**	$ 0.57	1,725,000	$ 0.57

3. Share Capital (continued)

(d) Share Purchase Warrants

The Company has the following share purchase warrants outstanding at the end of the year:

Number Outstanding	Shares for Warrants	Exercise Price	Expiry Date
540,000	1 for 1	$ 0.70	April 4, 2002
1,166,667	1 for 1	0.40	September 23, 2002
1,375,000	1 for 1	0.30	January 15, 2003
3,081,667			

	2002	2001
Warrants outstanding, beginning of year	**3,390,000**	2,570,000
Warrants issued during the year	**2,041,667**	1,040,000
Warrants expired during the year	**(2,350,000)**	(220,000)
Warrants outstanding, end of year	**3,081,667**	3,390,000

4. Due to Director

The amount due to a director is non-interest bearing with no specific terms of repayment.

5. Related Party Transactions

(a) The Company paid professional consulting fees to a director for services rendered on the Martison Lake Project of $25,800 (2001 - $24,000) and $nil (2001 - $11,250) for general exploration consulting. The Martison Lake joint venture paid the same director professional consulting fees of $5,200 (2001 - $6,375).

(b) The Company paid director's fees to one of its directors in the amount of $16,000 (2001 - $16,000).

(c) The Company paid management fees to the president, who is a director of the Company, in the amount of $120,000 (2001 - $120,000).

(d) The Company paid professional consulting fees to a director for services rendered on the Martison Lake Project of $nil (2001- $10,700) and the Martison Lake joint venture paid the same director professional consulting fees of $nil (2001 - $5,800). These professional consulting fees have been included in deferred exploration expenditures.

These transactions are in the normal course of operations and are measured at the exchange value being the amount of consideration established and agreed to by the related parties.

6. Income Taxes

Effective February 1, 2001 the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in tax rates.

Year-end future income taxes consist of the following temporary differences:

	2002	2001
Future income tax assets:		
Non-capital loss carryforwards and other temporary differences	**$ 244,595**	$ 312,794
Mining exploration and development allowances (1)	**1,419,819**	1,493,118
Valuation allowance	**(1,664,414)**	(1,805,912)
	$ -	$ -

(1) The Company has approximately $3,495,000 in exploration and development expenditures that can be applied against future income for tax purposes.

During the year the Company renounced the deduction of $225,000 in exploration expenditures related to flow through shares issued in the year. Accordingly the future tax assets and offsetting valuation allowance pertaining to these expenditures were recognized as a capital transaction.

The Company's provision for income taxes is comprised as follows:

	2002	2001
Net loss from operations	**$ (265,144)**	$ (283,400)
Combined federal and provincial tax rate	**40.62%**	43.12%
Tax calculated at statutory rates	**$ (107,701)**	$ (122,202)
Change in taxes resulting from:		
Tax rate change	**104,703**	19,612
Change in valuation allowance	**(141,498)**	94,965
Change in future tax benefits	**144,496**	7,625
	$ -	$ -

The Company has capital losses of approximately $6,341,000 which can be used to reduce future capital gains.

The Company has provided a full valuation allowance against future income tax assets at January 31, 2002 due to uncertainties as to the Company's ability to utilize its non-capital losses. The non-capital loss carryforwards in the amount of $561,000 expire as follows:

2003	$ 213,000
2004	126,000
2005	83,000
2006	89,000
2007	6,000
2008	23,000
2009	21,000